September 7, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0407
Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director

Re:	American Technology Corporation Form 10-K for Fiscal Year Ended September 30, 2004 Filed December 28, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 File No. 0-24248

Dear Mr. Spirgel:

We are responding to the comments in a letter from the Securities and Exchange Commission, dated August 18, 2005, addressed to Mr. Michael A. Russell, Chief Financial Officer and Secretary of American Technology Corporation. We sometimes refer to American Technology Corporation as "ATC."

To facilitate your review of our responses to your comments, we have numbered the paragraphs in the following discussion to correspond to the numbering of the paragraphs of your letter of August 18, 2005. Our responses to the comments are italicized.

Our outside legal counsel had a telephone conversation with Albert G. Pappas, Staff Attorney, on August 24, 2005, and our responses to comments 1, 2, 4, 5, 11 and 13 reflect that discussion.

Securities and Exchange Commission
September 7, 2005

Form 10-K for Fiscal Year Ended September 30, 2004

Item 9A. Controls and Procedures, page 37

1.
We note your disclosure that your disclosure controls and procedures are "designed to ensure that material information related to us, including our consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Please note that under Rule 13a-15(e) of the Exchange Act, the term disclosure controls and procedures means controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Please revise accordingly.

Issuer's Response

We supplementally confirm that during all reporting periods subject to the Form 10-K for the fiscal year ended September 30, 2004, and each of the Form 10-Q's for the fiscal quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, we maintained, and we continue to maintain, disclosure controls and procedures designed to ensure that material information related to us is recorded, processed, summarized and reported with the time periods specified in the Commission's rules and forms, and designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-principal executive officers and principal financial officer, to allow timely decisions regarding required disclosure. We further confirm supplementally that we have no consolidated subsidiaries.

In future filings, we will describe the design of our disclosure controls and procedures using the language as set forth in your comment above.

2.
We note your disclosure that your "co-principal executive officers and principal financial officer concluded, as of the date of such evaluation, that, except as set forth below, the design and operation of such disclosure controls and procedures were effective." (emphasis added) Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or not effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that given the identified issue regarding the "tracking of and disclosure relating to Section 16 filings," your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. Please amend your Form 10-K accordingly.

Securities and Exchange Commission
September 7, 2005

Issuer's Response

We supplementally confirm that with respect to their evaluations of the effectiveness of disclosure controls and procedures performed in connection with the filing of the Form 10-K/A (Amendment No. 2) on March 8, 2005, our co-principal executive officers and principal financial officer determined that disclosure controls and procedures were not effective as of September 30, 2004 as a result of the exception noted in paragraph (a) of Item 9A of such report. Please see our response to comment 3 below for more information concerning this deficiency in disclosure controls and procedures.

In future filings, we will disclose the conclusions of our co-principal executive officers and principal financial officer regarding the effectiveness of our disclosure controls and procedures, with a single, unqualified conclusion as to whether such disclosure controls and procedures were effective or ineffective.

3.
Please describe the "steps to improve our tracking of and disclosure relating to Section 16 filings" that you implemented and disclose whether these steps have corrected this issue. Please disclose the date you identified the failure to disclose the late Section 16 filing and the respective dates you implemented each step to improve your procedures.

Issuer's Response

We supplementally advise you that we discovered in early March 2005 that we had failed to disclose a single late Section 16 filing during the fiscal year ended September 30, 2004, in Item 10 of our Form 10—K/A (Amendment No. 1) filed January 28, 2005. The error was discovered in connection with review of our proxy materials for the 2005 annual meeting, which materials are also required to contain disclosure of late Section 16 filings during the prior fiscal year. We determined that the error resulted from a miscommunication with our outside counsel. An attorney at our outside counsel had been alerted by us of the existence of a late filing, but another attorney at our outside counsel was unaware of such determination, and failed to include language in the Form 10-K/A (Amendment No. 1) disclosing the late filing. As a result of this error, we implemented in March 2005 a procedure whereby Section 16 filings are tracked under the supervision of our Chief Financial Officer, who is also charged with reviewing the disclosure required by Item 405 of Regulation S-K in our annual reports and proxy statements. We believe these procedures have corrected the identified deficiency in disclosure controls.

Securities and Exchange Commission
September 7, 2005

4.
We note your disclosure that "[n]o significant changes were made in our internal control over financial reporting… during our most recent quarter that has materially affected, or is reasonably likely to material affect, our internal control over financial reporting." (emphasis added) Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise.

Issuer's Response

We supplementally advise you that we made no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) in connection with the evaluation required by paragraph (d) of § 240.13a-15 or 240.15d-15 of Regulation S-K that occurred during our fourth fiscal quarter of 2004 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

In future filings, we will conform our disclosure language to the requirements of Item 308(c) of Regulation S-K as set forth in your comment above.

5.
We note the disclosure under "Limitations" regarding your system of disclosure controls and procedures and internal controls. When discussing the design and evaluation of your control system, you discuss inherent limitations, lack of absolute assurance and resource constraints. Furthermore, you state that "[t]he design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures."

The disclosure in this section is confusing to the extent that it implies that your disclosure controls and procedures might not operate effectively even under circumstances where your disclosure controls and procedures should reasonably be expected to operate effectively. It also implies that you will not conduct periodic evaluations of your disclosure controls and procedures to determine whether they have become inadequate. If true, this would appear to be inconsistent with your regulatory requirement to establish and maintain effective disclosure controls and procedures.

Please revise to state, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired disclosure control objectives, and remove any disclosure suggesting otherwise. In addition, and if correct, similarly state clearly that your co-principal executive officers and principal financial officer concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. Finally, delete any language that states or implies that your disclosure controls and procedures will or could become inadequate over time or that you do not have an obligation to maintain effective disclosure controls and procedures. In the alternative, remove this entire paragraph and simply state the conclusion of your co-principal executive officers and your principal financial officer regarding the effectiveness of your disclosure controls and procedures.

Securities and Exchange Commission
September 7, 2005

Issuer's Response

We supplementally advise you that our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our desired disclosure control objectives, and that the conclusions of our co-principal executive officers and principal financial officer disclosed in each of the periodic reports referenced in your letter have been consistent with such design criteria.

In future filings, we will omit the disclosure under the heading "Limitations."

Summary of Accounting Policies

Contract Manufacturer, page F-9

6.	Please tell us why it is appropriate to record amounts due from contract manufactures net of amounts payable to the manufacturer. Refer to paragraph 5 of FIN 39.

Issuer's Response

Beginning in June 2004, we transitioned our manufacturing for our LRAD and HSS products from our San Diego facility to a contract manufacturer, Pemstar, Inc. of San Jose California. We purchased completed products from Pemstar, which were stored in Pemstar warehouses and shipped directly to our customers as required. In the event that some of the parts needed to build products were available from us, we and Pemstar orally agreed that Pemstar would purchase such parts from us to include in the manufacture of finished products for us. We agreed that Pemstar could return such parts to us if they were not used in products manufactured for us. Pemstar ordered parts from us only on the basis of firm purchase orders given by us to Pemstar. This arrangement was used to reflect the agreed transfer of title and risk of loss, and to simplify the pricing structure for finished products built by Pemstar. We recognized no revenue on the transfer of these parts to Pemstar.

Paragraph 5 of FIN 39 indicates that a right of setoff exists when all of the following conditions are met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

Securities and Exchange Commission
September 7, 2005

We determined that each of these conditions were met. We owed Pemstar a determinable amount for finished products shipped to us, and Pemstar owed us a determinable amount for parts purchased from us. Under the oral agreement, we had the right to set off the amount receivable against the amount payable, we intended to set off the amount receivable (to the extent not previously paid by Pemstar) against the amount payable, and the right of setoff was enforceable at law. With respect to the last determination, we determined that California law would apply to our oral agreement with Pemstar, since both ATC and Pemstar were located in California. We noted that Section 431.70 of the California Code of Civil Procedure reads in relevant part as follows:

"Where cross-demands for money have existed between persons at any point in time when neither demand was barred by the statute of limitations, and an action is thereafter commenced by one such person, the other person may assert in the answer the defense of payment in that the two demands are compensated so far as they equal each other . . ."

Accordingly, we concluded that the remaining balance due from Pemstar of $393,636 at September 30, 2004 for shipments made to it should be netted against the payable to Pemstar at September 30, 2004 to determine the amount included in accounts payable.

Revenue Recognition, page F-10

7.	Please tell us in more detail about the nature of your engineering services and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Issuer's Response

In the normal course of our business, we offer engineering services to our customers. In fiscal 2004, revenues recorded for these services was less than 3% of our total revenues for the fiscal year.

Examples of the range of services we provided to different customers in fiscal 2004 include:

•	engineering services to provide confirmation that two parts of a system functioned together as specified;

•	design services for a demonstration product;

•	fabrication of a prototype version of a designed product;

•	coordination of various subcontractors to meet required goals; and

•	product testing supervision.

Securities and Exchange Commission
September 7, 2005

SAB 101 indicates that revenue should not be recognized until it is realized or realizable and earned, which occurs when all of the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed and determinable; and (d) collectibility is reasonably assured. We recognized revenue for engineering services at the time we determined that all of the revenue recognition criteria of SAB 101 were met for each service.

Note 7. Litigation, page F-26

8.	Please tell us in more detail about the minimum film royalty settlement with NeoPlanar. Describe the transaction and provide us with the related journal entries.

Issuer's Response

We purchased our NeoPlanar speaker technology from Hucon Limited in February 2000. As part of the purchase, we took assignment of Hucon's rights and obligations under a technology license agreement between Hucon and Bohlender-Graebener Corporation, which we refer to as B-G. The technology license agreement required the licensee to pay a royalty to B-G equal to 50% of the purchase price of a propriety film identified by B-G, and a minimum royalty of $240,000 per year for a minimum of two years. After two years, if actual royalty payments were less than the minimum, the licensee would lose its exclusive rights unless it paid the minimum royalty. A dispute arose between us and B-G regarding a minimum royalty in the amount of approximately $228,000 that B-G believed was due for 2002. We disputed that such royalty was due. In January 2003, B-G filed a statement of claim in private arbitration in Seattle, Washington. In August 2003, B-G agreed to dismiss its claim against us for the alleged past due minimum royalty, and to eliminate all further royalties under the technology license agreement, in consideration of our issuance of 50,000 restricted shares of common stock. We accrued an estimated loss related to this litigation at September 30, 2003 of $292,500, which was based on the fair value at that date of the 50,000 shares ($5.85 per share). This was recorded as an entry to legal settlement expense offset by an entry to accrued expenses.

Our policy is to estimate the range of liability relating to pending litigation, where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates.

Securities and Exchange Commission
September 7, 2005

In March 2004, we and B-G executed definitive settlement agreements. The terms of the settlement required us to issue 50,000 restricted shares of common stock to B-G, which had a fair value at the time of issuance of $4.96 per share, or $248,000 in total, and a cash payment of $25,000. The journal entries associated with entry into the definitive agreements were: a decrease in the accrued expenses previously recorded by $292,500, $248,000 recorded as equity, $25,000 recorded as accounts payable (which entry was reversed shortly thereafter when the cash was actually paid) and $19,500 recorded as legal settlement expense.

9.
Please tell us in more detail about the "Legal Settlement" liabilities in the amount of $150,000 for 2004 and $292,500 for 2003. Describe the related transaction(s) and tell us how you determined the amount of the liability. Also tell us your basis for including the related expense in SG&A. We also note your discussion on page 21.

Issuer's Response

The legal settlement liability of $292,500 as of September 30, 2003 was the estimated settlement costs of the dispute with B-G, described more fully in the response to comment 8 above.

The legal settlement liability of $150,000 as of September 30, 2004 related to our dispute with eSOUNDideas, Inc. In September 2003, we filed a complaint against eSOUNDideas, Inc., in the Superior Court of California, County of San Diego, alleging breach of contract and seeking a declaratory judgment to the effect that a license, purchase and marketing agreement dated September 28, 2000, which we refer to as the ESI License Agreement, with eSOUNDideas, a California partnership, was properly terminated by us in May 2003. The principals of eSOUNDideas are Greg O. Endsley and Douglas J. Paschall. The principals also founded a corporation, eSOUNDideas, Inc., which purported to assume the contractual obligations of eSOUNDideas. We amended the complaint in November 2003 to include eSOUNDideas (the general partnership), Mr. Endsley and Mr. Paschall as defendants. For convenience, the following discussion refers to eSOUNDideas and eSOUNDideas, Inc. collectively as “ESI.” In November 2003, we filed complaints in the Superior Court of California, County of San Diego, against Mr. Endsley and Paschall seeking declaratory judgments that options granted to each of Mr. Endsley and Mr. Paschall in April 2001 were terminated in October 2002.

The ESI License Agreement formerly appointed ESI as an exclusive distributor of our Hypersonic Sound® (HSS®) products specifically targeted to the point of sale/purchase, kiosk and display, and the event, trade show and exhibit markets in North America for five years. In June 2002, we and ESI purported to enter into an amendment to the ESI License Agreement, extending the term to ten years commencing on the first delivery of a commercial HSS product to an end user, and eliminating minimum purchase requirements for the first three years. We believed the amendment was invalid as it was given in consideration for a large order from ESI, which was later withdrawn by ESI due to a dispute over the payment and delivery terms of such order. In May 2003, we gave notice to ESI of termination of the ESI License Agreement. We based our termination on our belief that ESI had failed to fulfill certain covenants contained in the ESI License Agreement related to efforts and resources required to maximize the distribution and sales of HSS products in its product categories.

Securities and Exchange Commission
September 7, 2005

The three cases were consolidated upon motion by the defendants and order of the court. The defendants filed a cross-action in the consolidated action alleging fraud, breach of contract in connection with the ESI License Agreement and the options, breach of the implied covenant of good faith and fair dealing, intentional interference with contract, negligent interference with contract, intentional interference with prospective economic advantage, negligent interference with prospective economic advantage, defamation, and violation of California Business and Professions Code §17200.

We believed that the agreements with ESI were properly terminated, and that even if the court were to disagree, ESI would be unable to show material damages from such terminations. In June 2004, we made an offer of settlement to ESI, which ESI did not accept. At June 30, 2004, we determined to accrue $150,000 as an estimated loss for this litigation based on our policy for accruing estimated loss for loss contingencies described in our response to comment 8 above. We reviewed this accrual in connection with our preparation of financial statements for the fiscal year ended September 30, 2004, and determined that such amount remained an appropriate estimate of the loss from this loss contingency.

We and ESI settled this litigation in April 2005. We agreed to pay an aggregate of $150,000 cash and to issue an aggregate of 17,500 shares of common stock, which had a fair value at the time of issuance of $140,175. We also agreed to pay ESI a commission of 1% of net sales through September 2007 of HSS products sold in the categories generally described in the ESI License Agreement, subject to a maximum of $500,000, of which $202 was accrued through June 30, 2005. The related expenses for each of these transactions were recorded as general and administrative expense since they were incurred in the normal course of conducting business.

10.	Tell us in more detail about the settlement with Horizon Sports Technologies, Inc and describe to us how you accounted for the settlement costs.

Issuer's Response

On May 27, 2003, Horizon Sports Technologies, Inc. d/b/a HST filed a complaint against us in the Superior Court of California, County of San Diego, alleging breach of contract and fraud in connection with various agreements between us and HST entered into in 2000 and 2001, including an exclusive supply and manufacturing agreement dated July 18, 2001. HST sought damages of approximately $811,000, plus other unspecified damages. We answered the complaint with a general denial on June 26, 2003. We and HST reached an agreement in principle to settle the litigation on August 11, 2003, and entered into a full settlement agreement on September 17, 2003.

Securities and Exchange Commission
September 7, 2005

We accrued an estimated loss related to this litigation of $950,000 at June 30, 2003 based on our policy for accruing estimated loss for loss contingencies described in our response to comment 8 above.

Under the terms of the settlement agreement, HST acknowledged and retained our payment of $354,883 paid prior to the date of the agreement. This amount included $145,476 for raw material and equipment that we acquired from HST to be used for HSS product production. The balance of $209,407 was charged to settlement costs. We further agreed to pay invoices to HST vendors for amounts owed related to HSS materials in the amounts of $62,956 and $40,258, bringing the total paid out in settlement costs to approximately $313,000. Also, as part of the settlement, we conveyed tooling to HST valued at $43,179, which amount was charged to settlement costs, and we agreed to issue 100,000 shares of restricted stock to HST, with a fair value at the time of issuance of $5.85 per share. Finally, we granted to HST a non-exclusive, royalty-bearing license for our Stratified Field Technology and a subwoofer developed by us.

Form 10-Q for the Fiscal Quarter Ended December 31, 2004

11.
Please amend your Form 10-Q for the quarter ended December 31, 2004 to comply with the comments on your Form 10-K that are applicable to your Item 307 and 308(c) disclosure. Please also comply with the following comments.

Issuer's Response

Please see our response to comment 1 above with respect to the description of disclosure controls and procedures.

We supplementally advise you that we made no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) in connection with the evaluation required by paragraph (d) of § 240.13a-15 or 240.15d-15 of Regulation S-K that occurred during our first fiscal quarter of 2005 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

We supplementally confirm that with respect to our evaluations of the effectiveness of disclosure controls and procedures performed in connection with the filing of the Form 10-Q and Form 10-Q/A (Amendment No. 1), each on February 11, 2005, our co-principal executive officers and principal financial officer determined that disclosure controls and procedures were not effective as of December 31, 2004 as a result of the exception noted in paragraph (a) of Part II, Item 4 of such report. Please see the responses to comments 12 and 13 below for more information concerning this deficiency in disclosure controls and procedures.

Securities and Exchange Commission
September 7, 2005

We reiterate our intentions set forth in the responses above to comments 1,2 4 and 5 to comply with your comments concerning Item 307 and 308(c) disclosure in future filings.

12.
We note your disclosure regarding the "significant deficiency" in your internal controls. Please tell us in your response letter why this "significant deficiency" does not rise to the level of a "material weakness" in your internal controls. If this was a material weakness in your internal controls, please revise your disclosure accordingly.

Issuer's Response

Paragraph 9 of PCAOB Auditing Standard No. 2 defines a significant deficiency as a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. Paragraph 10 defines a "material weakness" as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We determined that our procedures for determining whether bonuses should be accrued for executive officers as of fiscal year end were deficient in that such determination was made without a query to the compensation committee, which was scheduled to determine such bonuses after publication of our financial statements for the year ended September 30, 2004. We believed this control deficiency constituted a significant deficiency, as there was more than a remote likelihood that a misstatement of our annual financial statements that is more than inconsequential would not have been prevented or detected. However, we determined that there was not more than a remote likelihood that a material misstatement of the annual financial statements would not be prevented or detected, and accordingly, that this control deficiency was not a material weakness. We considered the following factors. First, the amount of the potential bonuses was not deemed to be material to our results of operations. Second, the problem was isolated and not systematic. Third, we were able to and did quickly identify and remediate the problem. See our response to comment 13 below concerning the nature of this remediation.

Securities and Exchange Commission
September 7, 2005

13.
We note your disclosure that you "have taken steps to rectify this deficiency… " in your internal controls over financial reporting. Please disclose the dates you implemented these steps and disclose the date this deficiency was rectified. In this regard, you have included disclosure regarding the steps you implemented in your Item 308(c) disclosure in both your Form 10-Q for the quarter ended March 31, 2005 and your Form 10-Q for the quarter ended June 30, 2005. Accordingly, it appears that changes were made in your internal controls in both quarters. Please clarify your disclosure accordingly.

Issuer's Response

We supplementally advise you that immediately upon discovery in February 2005 of the deficiency in disclosure controls and procedures related to accrual for executive bonuses (which was also a significant deficiency in internal control), our audit committee, in joint meeting with our compensation committee, approved a revision in procedures to make certain that the compensation committee is queried concerning anticipated bonuses to executive officers for the completed fiscal year, and an appropriate accrual is made, prior to the time financial statements for such year are first submitted to our independent registered public accounting firm. We believe the control deficiency was rectified upon such determination by the audit and compensation committees.

All changes to internal control over financial reporting related to this deficiency occurred during the quarter ended March 31, 2005. The repetition of this disclosure in Part II, Item 4 of the Form 10-Q for the quarter ended June 30, 2005 was an error. We believe this error was not material when viewed in the context of the history of disclosure concerning this matter and the immateriality of the amount involved.

Form 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005

14.	Please revise your future filings to comply with our comments on your Item 307 and 308(c) disclosure above, as applicable.

Issuer's Response

We reiterate our intentions set forth in the responses above to comments 1,2 4 and 5 to comply with your comments concerning Item 307 and 308(c) disclosure in future filings.

Securities and Exchange Commission
September 7, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Note 11. Committed Equity Financing Facility, page 12

15.	Please tell us why it was appropriate to account for the warrant issued in connection with CEFF financing as a liability under EITF 00-19.

Issuer's Response

In December 2004, we entered into a $25 million Committed Equity Financing Facility (CEFF) with Kingsbridge Capital Limited. As part of the arrangement, we issued a warrant to Kingsbridge to purchase 275,000 shares of common stock at a price of $8.60 per share. The warrant was exercisable beginning six months after the date of grant and for a period of five years thereafter. The fair value of the warrant, which amounted to $843,105, and transaction costs initially estimated at $55,000, were recorded as prepaid transaction costs at December 31, 2004. These costs were to be reclassified to equity upon the sale of shares to Kingsbridge under the CEFF, or expensed if no sales were made prior to the expiration or termination of the CEFF.

We and Kingsbridge agreed to terminate the CEFF in July 2005, and Kingsbridge returned the warrant, which was unexercised, to us for cancellation.

Under the terms of a registration rights agreement entered into as part of the CEFF, we were required to pay certain liquidated damages in the event that a registration statement was not available for the resale of securities purchased by Kingsbridge under the CEFF.

We analyzed the warrant under EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” to determine if the warrant should be considered an equity instrument or a liability. The registration rights agreement required us to file with the Commission, within 45 calendar days after December 14, 2004, a registration statement and to use commercially reasonable efforts to have the registration statement declared effective by the Commission as soon as reasonably practicable, but in any event no later than 45 calendar days, or 120 calendar days in the event that the Commission reviewed the registration statement, after filing.

Paragraph 14 of EITF 00-19 states that if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract.

Paragraph 17 of EITF 00-19 contains the Task Force's observation that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that non-performance would be an acceptable alternative.)

Securities and Exchange Commission
September 7, 2005

After a thorough review of the provisions of the warrant and the registration rights agreement, our management concluded that Paragraphs 14 and 17 of EITF 00-19 required that the warrant be treated as a liability. We focused our review on the provision of the warrant which stated that the resale of the shares of common stock issuable upon exercise the warrant was subject to the provisions of the registration rights agreement, and the provision of the registration rights agreement requiring ATC to have effective a registration statement for resale of the warrant shares within 120 days after filing the registration statement. While there were no liquidated damages or other penalties stated in the warrant or the registration rights agreement for failure to perform the registration covenant with respect to the warrant shares, there also was no explicit relief of our responsibility to register the warrant shares. We believed that it therefore could be concluded that the warrant, prior to effectiveness of the registration statement, did not specify how the warrant was to be settled, and Paragraph's 14 and 17 of EITF 00-19 indicate that in this situation, net cash settlement must be assumed and, therefore, liability treatment was required.

Request for Acknowledgement

In connection with this response, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 7, 2005

If you have any questions, please contact me at (858) 679-3147.

Very truly yours, /s/ Michael A. Russell Michael A. Russell Chief Financial Officer and Secretary for American Technology Corporation

Attachment

cc:	Securities and Exchange Commission
Dean Suehiro, Senior Staff Accountant (via facsimile)
Nicole Holden, Staff Accountant (via facsimile)
Albert G. Pappas, Staff Attorney (via facsimile)

Sheppard, Mullin, Richter & Hampton LLP
John D. Tishler, Esq.